UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: December 17, 2014	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

17 December 2014

CSR plc

(“CSR” or the “Company”)

Director Dealing—Notification

The Company announces that Dr. Levy Gerzberg, a non-executive director of CSR intends to exercise 5,400 options and simultaneously sell the equivalent 5,400 shares in the form of American Depositary Shares (each representing four CSR ordinary shares) for tax reasons. Following the transaction, Dr. Gerzberg’s holding will remain unchanged at 7,960 ADS (equivalent to 31,840 ordinary shares)

Ends

17 December 2014

CSR plc

(“CSR” or the “Company”)

Director Dealing—Notification

The Company announces that Mr. Will Gardiner, Chief Financial Officer and a director of CSR intends to pledge 23,580 ordinary shares for personal financial reasons. Following the pledge, Mr. Gardiner’s holding will remain unchanged at 292,702 ordinary shares in CSR.

Ends